                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                           Tyco International Ltd.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                       --------------------------------
                        (Title of Class of Securities)

                                  902120 10
                                (CUSIP Number)


Alberto Cribiore
c/o The Clayton & Dubilier Private                  David A. Brittenham
  Equity Fund IV Limited Partnership                Debevoise & Plimpton
270 Greenwich Avenue                                875 Third Avenue
Greenwich, Connecticut  06830                       New York, NY10022
(203) 661-3998                                      (212) 909-6000
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 26, 1995
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902120 10                   13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        The Clayton & Dubilier Private
         S.S. or I.R.S. Identifica-          Equity Fund IV Limited
         tion Nos. of Above Persons          Partnership
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         Connecticut
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 PN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                    13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        The Clayton & Dubilier Associates
         S.S. or I.R.S. Identifica-          IV Limited Partnership
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         Connecticut
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 PN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        B. Charles Ames
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        William A. Barbe
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                   13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons         Alberto Cribiore
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         Italy
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
Beneficially                                            0
Owned by Each             ------------------------------------------------------
Reporting Person          (8)  Shared Voting
with                           Power            4,745,358     (see item 5)
                          ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,745,358     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,745,358     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        Donald J. Gogel
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        Leon J. Hendrix, Jr.
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        Hubbard C. Howe
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        Andrall E. Pearson
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,719,710     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,719,710     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,719,710     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

CUSIP No. 902120 10                  13D

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons        Joseph L. Rice, III
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group            -------------------------------------
                                           (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only
- --------------------------------------------------------------------------------
4.       Source of Funds
                                          00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                         U.S.A.
- --------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
                                                        0
Beneficially              ------------------------------------------------------
Owned by Each             (8)  Shared Voting
Reporting Person               Power            4,745,358     (see item 5)
with                      ------------------------------------------------------
                          (9)  Sole Dispositive Power
                                                        0
                          ------------------------------------------------------
                          (10) Shared Dispositive
                               Power            4,745,358     (see item 5)
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person         4,745,358     (see item 5)
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)                  6.4%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person                 IN
- --------------------------------------------------------------------------------

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

                 This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.50 per share ("Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). The principal executive office of the Issuer is located at One Tyco Park, Exeter, New Hampshire 03833.

ITEM 2.  IDENTITY AND BACKGROUND.

                 No change except the following:

                 Schedule A to the Schedule 13D filed by The Clayton & Dubilier Private Equity Fund IV Limited Partnership ("Fund IV"), Clayton & Dubilier Associates IV Limited Partnership ("Associates IV") and the other reporting persons listed on Schedule A thereto, is hereby replaced by Schedule A attached hereto. Each of such persons is a general partner of Associates IV, has a business address at the address of Fund IV, 270 Greenwich Avenue, Greenwich, Connecticut 06830, and (except for Alberto Cribiore, who is a permanent resident alien who has retained his Italian citizenship) is a citizen of the United States of America.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities of the Issuer to which this statement relates were acquired pursuant to the Merger (the terms of which were described in the Joint Proxy Statement, dated September 21, 1994, of the Issuer and Kendall International, Inc. ("Kendall")). Depending upon Fund IV's evaluation of the Issuer's business and prospects and upon future developments, market conditions and alternative investment opportunities and uses of funds, Fund IV may determine to increase, decrease or dispose of its holdings of Tyco's securities (other than the shares of Common Stock beneficially owned by Fund IV that are subject to the Equity Reallocation Agreement (as defined in Item 5)) in one or more privately negotiated or open-market transactions or otherwise, on such terms and at such times as Fund IV considers desirable, including pursuant to the exercise of certain demand registration rights with respect to a public offering of all or part of the shares of Common Stock owned by Fund IV. Fund IV has requested that the Issuer register all of such shares for sale in an underwritten public offering, and the Issuer has announced that it intends to effect such registration. Fund IV has no other current plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of the instructions to Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 No change except the following:

                 As of January 4, 1995, Fund IV was the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) under the Act, of 4,719,710 shares of Common Stock (the "Fund Shares") by virtue of its ownership of 4,676,889 shares of Common Stock and of (i) warrants (the "A Warrants") representing the right to purchase 17,400 shares of Common Stock1 pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "A Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, (ii) warrants (the "B Warrants") representing the right to purchase 18,608 shares of Common Stock pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "B Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, and (iii) rights ("Reallocation Rights") to purchase 10,511 shares of Common Stock pursuant to the Equity Reallocation Agreement, dated as of July 7, 1992, as amended (the "Equity Reallocation Agreement"), among the Issuer (as successor in interest to Kendall), certain shareholders of Kendall (now shareholders of Tyco) and Mellon Bank, N.A. as successor escrow agent (the "Escrow Agent"). Of the 4,676,889 shares of Common Stock owned by Fund IV, 22,889 shares1 are deposited with the Escrow Agent and may be purchased by holders of Reallocation Rights in accordance with the Equity Reallocation Agreement. Accordingly, Fund IV has the power to vote, but not to dispose of, such 22,889 shares. The number of shares held by Fund IV has decreased by 996 shares since the filing of the Schedule 13D on November 4, 1994, as a result of the exercise of Reallocation Rights held by third parties. The Fund Shares constitute 6.4%2 of the outstanding shares of Common Stock.


          _____________________

          1. This amount includes 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer, pursuant to the Equity Reallocation Agreement referred to in the text, upon the exercise of the 10,511 Reallocation Rights (as defined in the text) held by it.

          2. This percentage gives effect to the exercise of the Reallocation Rights held by Fund IV net of the 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer, pursuant to the Equity Reallocation Agreement, upon the exercise of the 10,511 Reallocation Rights held by it.

                 Associates IV is the sole general partner of Fund IV. Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice are general partners of Associates IV and, as such, share the power to direct the vote and disposition of the securities held by Fund IV. Pursuant to Rule 13d-3(a) under the Act, Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice may be deemed to be the beneficial owners of the shares of Common Stock and other securities of Tyco owned by Fund IV. Each of Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice expressly disclaims such beneficial ownership.

                 Messrs. Cribiore and Rice are also general partners of Associates III and, as such, share the power to direct the vote and disposition of the securities held by Associates III. As of the close of business on January 26, 1995, Associates III was the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) under the Act, of 25,648 shares of Common Stock (the "Associates III Shares") by virtue of its ownership of (i) A Warrants representing the right to purchase 9,393 shares of Common Stock pursuant to the A Warrant Agreement, (ii) B Warrants representing the right to purchase 10,239 shares of Common Stock pursuant to the B Warrant Agreement and (iii) Reallocation Rights to purchase 6,016 shares of Common Stock pursuant to the Equity Reallocation Agreement. Pursuant to Rule 13d-3(a) under the Act, Messrs. Cribiore and Rice may be deemed to be the beneficial owners of the securities of Tyco owned by Associates III. Each of Messrs. Cribiore and Rice expressly disclaims such beneficial ownership. The Associates III Shares and the Fund Shares together constitute 6.4%3 of the outstanding shares of Common Stock.





          _________________________

          3. This percentage gives effect to the exercise of the Reallocation Rights held by Fund IV net of the 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer, pursuant to the Equity Reallocation Agreement, upon the exercise of the 10,511 Reallocation Rights held by it.

                                   Signature
                                   ---------

                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 1995


                                        THE CLAYTON & DUBILIER PRIVATE
                                          EQUITY FUND IV LIMITED PARTNERSHIP

                                          By:  CLAYTON & DUBILIER ASSOCIATES
                                                 IV LIMITED PARTNERSHIP,
                                                 General Partner


                                          By:    /s/ Alberto Cribiore
                                             ---------------------------------
                                             Alberto Cribiore
                                             General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          IV LIMITED PARTNERSHIP


                                        By:      /s/ Alberto Cribiore
                                           -----------------------------------
                                           Alberto Cribiore
                                           General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          III LIMITED PARTNERSHIP


                                        By:      /s/ Alberto Cribiore
                                           -----------------------------------
                                           Alberto Cribiore
                                           General Partner


                                              *
                                          ------------------------------------
                                                  B. Charles Ames


                                              **
                                          ------------------------------------
                                                  William A. Barbe


                                                 /s/ Alberto Cribiore
                                          ------------------------------------
                                                  Alberto Cribiore

                                        *
                                    ----------------------------------------
                                              Donald J. Gogel


                                        **
                                    ----------------------------------------
                                              Leon J. Hendrix, Jr.


                                        *
                                    ----------------------------------------
                                              Hubbard C. Howe


                                        **
                                    ----------------------------------------
                                              Andrall E. Pearson


                                        *
                                    ----------------------------------------
                                              Joseph L. Rice, III




* By Power of Attorney granted on November 4, 1994 and filed as Schedule C to the Schedule 13D filed on November 4, 1994.

** By Power of Attorney granted on January 30, 1994 and filed as Schedule C hereto.

                                                                      Schedule A




                                                            Present Principal
Name                                                      Occupation/Employment
- ----                                                      ---------------------
B. Charles Ames                                 Principal of Clayton, Dubilier & Rice,
                                                Inc. ("CD&R"), a New York-based private
                                                investment firm located at 126 East 56th
                                                Street, New York, New York 10022, which
                                                manages Fund IV.

William A Barbe                                          Principal of CD&R.

Alberto Cribiore                                         Principal of CD&R.

Donald J. Gogel                                          Principal of CD&R.

Leon J. Hendrix, Jr.                                     Principal of CD&R.

Hubbard C. Howe                                          Principal of CD&R.

Andrall E. Pearson                                       Principal of CD&R.

Joseph L. Rice, III                                      Principal of CD&R.

                                                                      Schedule B

                 Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Schedule is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  January 30, 1995

                                        THE CLAYTON & DUBILIER PRIVATE
                                          EQUITY FUND IV LIMITED PARTNERSHIP

                                          By:  CLAYTON & DUBILIER ASSOCIATES
                                                 IV LIMITED PARTNERSHIP,
                                                 General Partner


                                          By:   /s/ Alberto Cribiore
                                             ---------------------------------
                                             Alberto Cribiore
                                             General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          IV LIMITED PARTNERSHIP


                                        By:     /s/ Alberto Cribiore
                                           -----------------------------------
                                           Alberto Cribiore
                                           General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          III LIMITED PARTNERSHIP


                                        By:     /s/ Alberto Cribiore
                                           -----------------------------------
                                           Alberto Cribiore
                                           General Partner


                                              *
                                          ------------------------------------
                                                  B. Charles Ames


                                              **
                                          ------------------------------------
                                                  William A. Barbe


                                                 /s/ Alberto Cribiore
                                          ------------------------------------
                                                  Alberto Cribiore

                                        *
                                    ----------------------------------------
                                              Donald J. Gogel


                                        **
                                    ----------------------------------------
                                              Leon J. Hendrix, Jr.


                                        *
                                    ----------------------------------------
                                              Hubbard C. Howe


                                        **
                                    ----------------------------------------
                                              Andrall E. Pearson


                                        *
                                    ----------------------------------------
                                              Joseph L. Rice, III



* By Power of Attorney granted on November 4, 1994 and filed as Schedule C to the Schedule 13D filed on November 4, 1994.

** By Power of Attorney granted on January 30, 1994 and filed as Schedule C hereto.

                                                                      Schedule C

                               Power of Attorney

                 Each person whose signature appears below constitutes and appoints Joseph L. Rice, III, Alberto Cribiore and William A. Barbe, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Statement to which this Schedule is attached and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:  January 30, 1995


                                        /s/ William A. Barbe
                                    -----------------------------------------
                                    William A. Barbe


                                        /s/ Leon J. Hendrix, Jr.
                                    -----------------------------------------
                                    Leon J. Hendrix, Jr.


                                        /s/ Andrall E. Pearson
                                    -----------------------------------------
                                    Andrall E. Pearson